FORM 5
OMB Approval
OMB Number 3235-0362
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

__ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue. (See Instructions)
__   Form 3 Holdings Reported
__   Form 4 Transaction Reported

1. Name and Address of Reporting Person:                         Lawrence, Donald
                                                                 2018 Oak Terrace
                                                                 Sarasota, FL   34231
2. Issuer Name and Ticker or Trading Symbol:                     SURG
3. IRS or SSN of Reporting Person (Voluntary):
4. Statement for Month/Year                                      12/31/99
5. If Amendment, Date of Original:
6. Relation of Reporting Person to Issuer                        X Director
                                                                 _ 10% owner
                                                                 X Officer (Title): Executive V.P., Secretary
                                                                 _ Other (Specify)
  X Filed by One Reporting Person.
 _ Filed by more than One Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security:                       Common Stock
2. Transaction Date:
3. Transaction Code:
4. Securities Acquired (A) or
Disposed (D):    Amount:
                 A or D:
                  Price:
5. Amount of Securities
   Beneficially owned at end
   of Issuer's Fiscal Year:                 250,000
6. Ownership Form:
   Direct (D) or Indirect (I):              D
7. Nature of Indirect
   Beneficial Ownership:

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

1.  Title of Derivative Security:                          C.S. Warrants
2.  Conversion or Exercise Price of Derivative
Security:
3.  Transaction Date (M/D/Y):  (Last trans date)            January 1999
4.  Transaction Code:
5.  Number of Derivative Securities Acquired (A) or
    or Disposed of (D):            (A):
                                   (D):
6.  Date Exercisable:
     Expiration Date:
7.  Title of Underlying Securities:
    Amount or number of Shares:
8.  Price of Derivative Security:
9.  Number of Derivative Securities Beneficially
    Owned  at end of Month:                                110,000
10. Ownership of Derivative Securities;
    (D) Direct or (I) Indirect:                            D
11. Nature of Indirect Beneficial Ownership:

EXPLANATION OF RESPONSES:







/s/ Donald Lawrence                             Date: 2/11/2000
------------------------------
Donald Lawrence
**Signature of Reporting Person
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See Sections 18 U.S.C. 1001, 15 U.S.C. 78ff(a).